March 26, 2024

By EDGAR Submission

Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C.  20549

Attention:
Eiko Yaoita Pyles
Melissa Gilmore
Division of Corporation Finance, Office of Manufacturing

Re: Diageo plc
Form 20-F for the fiscal year ended June 30, 2023
Filed August 3, 2023
File No. 001-10691

Ladies and Gentleman,

Diageo plc (“Diageo” or “we”) is submitting this letter in response to the written comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated March 12, 2024 (the “Comment Letter”), on Diageo’s Annual Report on Form 20-F filed with the Commission on August 3, 2023 for the fiscal year ended June 30, 2023 (the “Form 20-F”).

Set forth below is the heading and text of the Staff’s comment followed by our response.

Operating results 2023 compared with 2022
Income statement, page 66

We note that the table here is labelled “income statement”. This table appear to include line items which are not permitted to separately present in an income statement under IFRS (e.g., operating profit before exceptional items). In future filings, please remove or explain why you do not believe such change should be made. Refer to Item 10(e)(1)(ii)(C) of Regulation S-K.

Response
We respectfully acknowledge the Staff’s comment and respectfully advise the Staff that attached as Exhibit A is a template form of the table that the Company intends to use going forward to help explain movements in selected financial data from the prior year to the current year.

* * *
Please do not hesitate to contact me at Lavanya.Chandrashekar@diageo.com with any questions or comments you may have.

Very truly yours,
/s/ Lavanya Chandrashekar
Lavanya Chandrashekar
Chief Financial Officer

Cc:
Tom Shropshire, General Counsel and Company Secretary
Connie Milonakis (Davis Polk & Wardwell London LLP)
Scott Berryman (PricewaterhouseCoopers LLP)

Exhibit A

Proposed illustrative reformatted and renamed “Key financials––certain line items” table (using as a reference, information from our 2023 “Income Statement” table in our Annual Report on Form 20-F for the Fiscal Year Ended June 30, 2023 filed on August 3, 2023):

Key financials – certain line items	Reported 30 June 2022 £ million	Exceptional items £ million	Adjusted 30 June 2022 £ million	Exchange £ million	Acquisitions and disposals £ million	Organic movement £ million	Fair value remeasurement £ million	Hyperinflation £ million	Adjusted 30 June 2023 £ million	Exceptional items £ million	Reported 30 June 2023 £ million
Sales	22,448	—	22,448	588	(683)	1,091	—	71	23,515	—	23,515
Excise duties	(6,996)	—	(6,996)	114	569	(122)	—	33	(6,402)	—	(6,402)
Net sales	15,452	—	15,452	702	(114)	969	—	104	17,113	—	17,113
Cost of sales	(5,973)	—	(5,973)	(363)	84	(522)	5	(63)	(6,832)	(67)	(6,899)
Gross profit	9,479	—	9,479	339	(30)	447	5	41	10,281	(67)	10,214
Marketing	(2,721)	—	(2,721)	(151)	(15)	(152)	(1)	(11)	(3,051)	—	(3,051)
Other operating items	(2,349)	(388)	(1,961)	(66)	(16)	26	49	(8)	(1,976)	(555)	(2,531)
Operating profit	4,409	(388)	4,797	122	(61)	321	53	22	5,254	(622)	4,632

Other line items:
Non-operating items	(17)	(17)	—						—	328	328
Taxation	(1,049)	31	(1,080)						(1,156)	186	(970)